April 6, 2000

Supplement to the Prospectus of Pioneer Independence Fund dated May 3, 1999
(supersedes supplement dated March 15, 2000)

The following information supplements the corresponding section in the prospectus.

Portfolio manager

Effective March 2000, day-to-day management of the fund's portfolio is the responsibility of a team of portfolio managers and analysts supervised by Theresa A. Hamacher (who previously co-managed the fund's investments) and including the fund's assistant portfolio manager since April 2000, Michael P. Bradshaw. This team meets to discuss holdings, prospective investments and portfolio composition and manages and provides research for the fund and other Pioneer mutual funds with similar investment objectives or styles.

Ms. Hamacher, chief investment officer of Pioneer has general responsibility for Pioneer's investment operations. Ms. Hamacher joined Pioneer in 1997 and has been an investment professional since 1984, most recently as chief investment officer at another investment adviser. Mr. Bradshaw, a vice president of Pioneer, joined Pioneer in 1997 and has been an investment professional since 1994. Prior to joining Pioneer, Mr. Bradshaw was a research associate for CIBC Wood Gundy Securities, Inc. from 1995 to 1997 and a financial analyst for Canadian Imperial Bank of Commerce from 1994 to 1995.

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